UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                December 14, 2006

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                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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Petroleum Geo-Services ASA

PGS Extraordinary General Meeting Completed

December 13, 2006, Oslo, Norway - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) held an Extraordinary General Meeting on December 13, 2006 at the Company's premises at Lysaker. The Extraordinary General Meeting resolved to approve all matters as proposed in the Calling Notice for the Extraordinary General Meeting, among these an increase of the share capital of NOK 1 per share, followed by a three for one split of the face value of the PGS share.

The share will be traded ex split on Oslo Stock Exchange from Monday December 18, 2006 after the share capital increase is registered in the Norwegian Company Register late Friday December 15, 2006. The PGS ADRs will be traded at the New York Stock Exchange with due bills from Monday December 18, 2006 until Friday December 22, 2006 and will then trade ex split from Tuesday December 26, 2006.


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Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The company also possesses the world's most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

For more information on Petroleum Geo-Services visit www.pgs.com.


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The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company, which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2005. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.


FOR DETAILS, CONTACT:

Ola Bosterud
Phone +47 6752 6400,
Mobile: +47 90 95 47 43


Christopher Mollerlokken
Phone: +47 6752 6400,
Mobile: +47 90 27 63 55

US Investor Services
Katrina Green
Phone: +1 281 509 8000


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
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                                                     (Registrant)

   December 14, 2006                         /s/ CHRISTOPHER MOLLERLOKKEN
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        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager